

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Alan S. McKim
Chairman and Chief Executive Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, MA 02161

> **Re: Clean Harbors, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 30, 2012**
> **File No. 333-183641**

Dear Mr. McKim:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the cover page to reflect that you are also registering the guarantees for the senior notes since the guarantees constitute a separate security.

2. We note your disclosure stating that the guarantees are full and unconditional. Please revise your disclosure to clarify that the guarantees are subject to customary release provisions, to the extent accurate. Please include similar disclosure elsewhere in the prospectus where you state that the guarantees are full and unconditional, and also provide a description of the release provisions.

Documents Incorporated by Reference

3. We note that you carve out certain sections of your Form 10-K for the year ended December 31, 2011 because such sections were revised in your Report on Form 8-K filed

on July 16, 2012. Please delete such carve-out as the revised information in the Form 8-K is automatically deemed to supersede the information in the Form 10-K that it replaces pursuant to Securities Act Rule 412.

Undertakings

4. Please include the undertakings required by Items 512(a)(5)(ii), 512(a)(6) and 512(b) of Regulation S-K.

Signatures

5. For each guarantor, please have the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors (or persons performing similar functions) sign the registration statement. See Instruction 1 to Signatures on Form S-4.

Exhibits

6. Please file the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. See Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney at 202-551-3442 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: John D. Chambliss, Esq. (*via E-mail*)
        Davis, Malm & D'Agostine, P.C.